[redacted]

06018971

RECEIVED

2006 DEC -5 P 5:44

LIBERTY INTERNATIONAL

November 30, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Director Declaration".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

PROCESSED
DEC 1 2 2006
THOMSON
FINANCIAL

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

12/6

File No. 82-34722

Notification of Board Changes and Directors' details

In accordance with Listing Rule 9.6.14 Liberty International PLC announces that Ian Henderson, a non-executive Director of Liberty International, has an external directorship in Ishaan Real Estate PLC, a company which was listed on AIM on 21 November 2006.

Susan Folger
Company Secretary

30 November 2006

LIBERTY INTERNATIONAL

December 1, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* LIBERTY INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(l)(a);or (ii) *DR* 3.1.4(R)(l)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (iii)
3.	Name *of person discharging managerial responsibilities I director* SIR ROBERT FINCH	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] BENEFICIAL INTEREST OF SIR ROBERT FINCH	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 50P
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them RATHBONE NOMINEES LIMITED	8.	State the nature of the transaction PURCHASE OF SHARES
9.	Number *of shares,* debentures or financial instruments relating to *shares* acquired 4,000	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.001%
11.	Number *of shares,* debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 1,354p	14.	Date and place of transaction 22 NOVEMBER 2006
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 14,712 (0.004%)	16.	Date issuer informed of transaction 1 DECEMBER 2006
17.	Any additional information	18.	Name of contact and telephone number for queries RUTH PAVEY 020 7960 1236

File No. 82-34722

Name and signature of duly authorised officer of *issuer* responsible for making notification RUTH PAVEY
Date of notification 1 DECEMBER 2006

LIBERTY INTERNATIONAL

December 1, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC (THE "COMPANY")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of the increase in the issued share capital of the Company following the placing of 25,000,000 ordinary shares of 50 pence each on 29 November 2006 (the 'Placing'), the Gordon family interest has decreased from 21.12 per cent to 20.05 per cent of the issued share capital.

Of the total issued share capital held by the Gordon family, Sir Donald Gordon's holding increased by 1,400,000 ordinary shares as a result of his participation in the Placing. The holdings of other family members remained unchanged although the percentage of total issued share capital held by them changed as a result of the Placing as follows:

Mrs W.D. Appelbaum fell from 6.02 per cent to 5.61 per cent
Mr R.M. Gordon fell from 3.17 per cent to 2.95 per cent

Susan Folger
Company Secretary

1 December 2006